SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934



                                 ASHWORTH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04516H101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                     with a copy to:

              David Meyer                       Stanley H. Meadows, P.C
     c/o Knightspoint Partners LLC             McDermott Will & Emery LLP
     787 Seventh Avenue, 9th Floor               227 West Monroe Street
        New York, New York 10019                Chicago, Illinois 60606
             (212) 786-6050                          (312) 372-2000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                JANUARY 13, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page  2 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Partners II, L.P.
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               200
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                200
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         200
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page  3 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Capital Management II LLC
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               200
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                200
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         200
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page  4 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Knightspoint Partners LLC                            81-0604786
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               200
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                200
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         200
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page  5 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Michael Koeneke
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               18,200
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                200
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                18,200
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                200
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         18,400
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page  6 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         David Meyer
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               34,000
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                200
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                34,000
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                200
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         34,200
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page  7 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Starboard Value and Opportunity Master Fund Ltd.
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Cayman Islands
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               693,034
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                693,034
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         693,034
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         5.0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page  8 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Parche, LLC                                 20-0870632
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               132,007
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                132,007
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         132,007
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page  9 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Admiral Advisors, LLC                                37-1484525
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               825,041
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                825,041
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         825,041
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         5.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 10 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Ramius Capital Group, LLC                                   13-3937658
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               825,041
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                825,041
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         825,041
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         5.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 11 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         C4S & Co., LLC                              13-3946794
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               825,041
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                825,041
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         825,041
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         5.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 12 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter A. Cohen
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                825,041
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                825,041
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         825,041
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         5.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 13 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Jeffrey M. Solomon
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                825,041
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                825,041
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         825,041
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         5.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 14 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Morgan B. Stark
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)       Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                825,041
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                825,041
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         825,041
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         5.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 15 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Thomas W. Strauss
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                825,041
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                825,041
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         825,041
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         5.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 16 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Black Sheep Partners, LLC
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         WC
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               41,678
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                41,678
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         41,678
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)      Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 17 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Brian Black
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               41,678
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                41,678
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         41,678
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 18 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Michael Glazer
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               7,000
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                7,000
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         7,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 19 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         H. Michael Hecht
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               16,000
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                16,000
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         16,000
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 20 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Peter M. Weil
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         0
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         Less than 1%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 21 of 50


--------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or Identification Nos. of above persons (entities only).

         Andrea Weiss
--------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member (a) /x/ of a Group (See Instructions) (b) / /
--------------------------------------------------------------------------------
(3)      Sec Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (see instructions)

         N/A
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         USA
--------------------------------------------------------------------------------
Number of Shares       (7)      Sole Voting Power
Beneficially Owned
by Each Reporting               0
Person with:
                       ---------------------------------------------------------
                       (8)      Shared Voting Power

                                0
                       ---------------------------------------------------------
                       (9)      Sole Dispositive Power

                                0
                       ---------------------------------------------------------
                       (10)     Shared Dispositive Power

                                0
---------------------- ---------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         0
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)  / /

--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         0%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 22 of 50

ITEM 1.           SECURITY AND ISSUER.

         This statement relates to the shares of common stock, par value $0.001 per share ("Common Stock"), of Ashworth, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2765 Loker Avenue West, Carlsbad, California 92008.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) - (c), (f) This Schedule 13D is being filed jointly by Knightspoint Partners II LLC, Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Michael Koeneke, David Meyer, Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark, Thomas W. Strauss, Black Sheep Partners, LLC and Brian Black (collectively, the "Knightspoint Group"). In addition, although they do not affirm their membership in the group that is composed of, and affirmed by, the Knightspoint Group, each of Michael Glazer, H. Michael Hecht, Peter M. Weil and Andrea Weiss (collectively, the "Other Reporting Persons" and, together with the Knightspoint Group, the "Reporting Persons") are filing this Schedule 13D. Each Other Reporting Person disclaims beneficial ownership of Common Stock held by the Knightspoint Group and, similarly, the Knightspoint Group disclaims beneficial ownership of Common Stock held by the Other Reporting Persons.

         Knightspoint Partners II, L.P. is a Delaware limited partnership formed to make investments whether through acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and principal offices of Knightspoint Partners II, L.P. is 787 Seventh Avenue, 9th Floor, New York, New York 10019.

         The General Partner of Knightspoint Partners II, L.P. is Knightspoint Capital Management II LLC, a Delaware limited liability company formed to be the general partner of Knightspoint Partners II, L.P. The address of the principal business and principal offices of Knightspoint Capital Management II LLC is 787 Seventh Avenue, 9th Floor, New York, New York 10019.

         The sole Member of Knightspoint Capital Management II LLC is Knightspoint Partners LLC, a Delaware limited liability company that is engaged in the business of acquiring, holding or disposing of investments in various companies. The address of the principal business and principal offices of Knightspoint Partners LLC is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Each of Michael Koeneke and David Meyer is a managing member of Knightspoint Partners LLC.

         Michael Koeneke is a United States citizen whose business address is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Mr. Koeneke's principal occupation is investing and providing financial advisory services; he also serves as a managing member of Knightspoint Partners LLC.

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 22 of 50

         David Meyer is a United States citizen whose business address is 787 Seventh Avenue, 9th Floor, New York, New York 10019. Mr. Meyer's principal occupation is investing and providing financial advisory services; he also serves as a managing member of Knightspoint Partners LLC.

         Starboard Value and Opportunity Master Fund Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of Starboard Value and Opportunity Master Fund Ltd. is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. Parche, LLC is a Delaware limited liability company. The address of the principal business and principal office of Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC have been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.

         The managing member of Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Parche, LLC. Admiral Advisors, LLC also serves as the investment manager for Starboard Value and Opportunity Master Fund Ltd. The address of the principal business and principal office of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

         The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal office of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The managing member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal office of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark, and Thomas
W. Strauss is a United States citizen and each is a managing member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Solomon, Stark and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

         Black Sheep Partners, LLC is a Delaware limited liability company that is engaged in the business of acquiring, holding or disposing of investments in various companies. The address of the principal business and principal offices of Black Sheep Partners, LLC is 900 North Michigan Avenue, Suite 1900, Chicago, Illinois 60611. Brian Black is the managing member of Black Sheep Partners, LLC.

         Brian Black is a United States citizen whose business address is c/o Black Sheep Partners, LLC 900 North Michigan Avenue, Suite 1900, Chicago,

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 23 of 50

Illinois 60611. Mr. Black's principal occupation is investing and providing financial advisory services; he also serves as a managing member of Black Sheep Partners, LLC.

         Michael Glazer is a United States citizen whose business address is 5 Gleneagles Drive, Lenox, Massachusetts 01240. Mr. Glazer is President of Team Neu, which is his principal occupation.

         H. Michael Hecht is a United States citizen whose business address is 248 South San Rafael Avenue, Pasadena, California 91105. Mr. Hecht is an advisor to businesses on product, marketing, distribution and sourcing strategies, which is his principal occupation.

         Peter M. Weil is a United States citizen whose business address is 53 Bonad Road, West Newton, Massachusetts 02465. Mr. Weil is a partner of Lighthouse Retail Group LLC, which is his principal occupation.

         Andrea Weiss is a United States citizen whose business address is c/o 27400 Sr. 44-E, Eustis, Florida 32736. Ms. Weiss is the President and CEO of Retail Consulting, LLC, a retail consulting firm, which is her principal occupation.

         (d) and (e) During the last five years, no Reporting Person or any other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The purchases of 200 shares of Common Stock by Knightspoint Partners II, L.P. were made in the open market and were funded by working capital resulting from the proceeds of a capital contributions by the limited partners of Knightspoint Partners II, L.P. The amount of the funds expended by Knightspoint Partners II, L.P. for such purchases (excluding brokerage commissions) was $1,646.

         The purchases of 18,200 and 34,000 shares of Common Stock held by Messrs. Koeneke and Meyer individually, respectively, were made in the open market with personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by such persons for such purchases (excluding brokerage commissions) was $135,561 by Mr. Koeneke and $241,408 by Mr. Meyer.

         All purchases of Common Stock by Starboard Value and Opportunity Master Fund Ltd. and Parche LLC were made in open market transactions except to the extent set forth below. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 24 of 50

for such purchases was approximately $5,733,735 by Starboard Value and Opportunity Master Fund Ltd. and $1,101,974 by Parche, LLC, including broker commissions.

         Certain shares reported in this Schedule 13D as owned by Parche, LLC were acquired in private transactions with various transferors for which Ramius Capital Group, LLC or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital Group, LLC is the sole member of Admiral Advisors, LLC, which is the managing member of Parche, LLC. Parche, LLC acquired from such transferors an aggregate of 73,622 shares of Common Stock on December 19, 2005 at a per share price of $8.2800, equal to the last reported sales price on the Nasdaq National Market on the date the transaction was completed, or an aggregate of $609,590. The total of 73,622 shares transferred to Parche, LLC were initially acquired by the transferors for an aggregate of $544,188.50 (excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to the filing of the Statement, effected the following transactions in the Common
Stock: 11/14/05 purchased 1,209 shares at a price per share of $7.9750; 11/18/05 purchased 1,200 shares at a price per share of $8.0000; 11/21/05 purchased 2,800 shares at a price per share of $7.9992; 11/22/05 purchased 1,600 shares at a price per share of $8.2000; 11/22/05 purchased 4,000 shares at a price per share of $8.0738; 11/23/05 purchased 13,200 shares at a price per share of $8.1628; 11/25/05 purchased 3,840 shares at a price per share of $8.0800; 11/29/05 purchased 2,416 shares at a price per share of $8.6698; 11/30/05 purchased 800 shares at a price per share of $8.2158; 12/05/05 purchased 428 shares at a price per share of $7.9996; 12/06/05 purchased 2,058 shares at a price per share of $8.0401; 12/07/05 purchased 3,606 shares at a price per share of $8.0238; 12/08/05 purchased 6,484 shares at a price per share of $8.1137; 12/09/05 purchased 4,000 shares at a price per share of $8.0537; 12/13/05 purchased 4,800 shares at a price per share of $8.1980; 12/14/05 purchased 4,080 shares at a price per share of $8.2300; 12/15/05 purchased 4,470 shares at a price per share of $8.2424; 12/16/05 purchased 5,840 shares at a price per share of $8.1058; 12/19/05 sold an aggregate of 73,622 shares at a price per share of $8.2800. All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Persons do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

         The purchases of 41,678 shares of Common Stock by Black Sheep Partners, LLC were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by Black Sheep Partners, LLC. for such purchases (excluding brokerage commissions) was $295,152.

         The purchases of 7,000 shares of Common Stock held by Michael Glazer were made in the open market with personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 25 of 50

The amount of the funds expended by Mr. Glazer for such purchases (excluding brokerage commissions) was $56,160.

         The purchase of 1,000 shares of Common Stock held by H. Michael Hecht were made by exercise of stock options with personal funds. The amount of the funds expended by Mr. Hecht for such purchases (excluding brokerage commissions) was $9,225. In addition to these shares, Mr. Hecht holds currently exercisable options to purchase 15,000 shares of Common Stock, which were issued to him by the Company in connection with his service as a director of the Company from 1999 to 2005.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. In addition, as described below, the Knightspoint Group acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for the possible purpose of exerting influence over the direction of the Company.

         On December 22, 2005, Knightspoint Partners II, L.P. delivered a written notice to the Company pursuant to the Company's By-laws indicating its intent to introduce the following proposals, among others, at the Company's 2006 annual meeting of stockholders:

         o        Setting the board of directors at nine members;

         o Amending the Company's By-laws to permit stockholders of the Company to fill vacant directorships and newly created directorships;

         o Amending the Company's By-laws to permit holders of 15% or more of the Company's Common Stock to call special meetings of the Company; and

         o Electing the following persons to the board of directors of the Company: Michael Glazer, Michael Hecht, Michael S. Koeneke, David M. Meyer, Peter M. Weil and Andrea Weiss.

A copy of Knightspoint Partners II, L.P.'s notice to the Company is attached to this Schedule 13D as Exhibit 4 and incorporated herein by reference.

         The Knightspoint Group believes the Company is undervalued owing to a constellation of operational missteps that have ravaged performance in recent quarters. The Knightspoint Group, furthermore, believes the Company has failed to capitalize on a range of profitable growth opportunities that exist both within and outside of the Company's core green grass distribution channel. The Knightspoint Group supports the proposals set forth in the notice delivered to the Company by Knightspoint Partners II, L.P. because it believes the Company needs an active and involved board to address voids in its organizational structure, to set strategic and operational priorities, and to establish the

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 27 of 50

rigorous financial controls, systems and incentives necessary for their successful execution. The Knightspoint Group believes that the Company ultimately should be sold to a larger organization with a broader portfolio of brands and that it is appropriate to aggressively explore strategic sale options. However, the Knightspoint Group is concerned that the strategic assessment process the Company recently initiated with an outside financial advisor will not produce results absent strong board participation and oversight. Also, it may happen that a strategic transaction is best entered into after a period of improvement which will require a diligent focus on the exigencies of the business. Whatever the immediate course taken, the Knightspoint Group believes its nominees for director will bring to the board the judgment, experience, energy and objectivity needed both to oversee a strategic sale process as well as implement an overall improvement plan for the Company.

         In addition to the foregoing, the members of the Knightspoint Group routinely monitor the performance of their investments in the Company. In this connection, the members of the Knightspoint Group intend to continuously evaluate the Company's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the members of the Knightspoint Group have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company and other persons regarding the Company's affairs and strategic alternatives, and the interests of other stockholders in participating in such alternatives. Depending on such evaluations, the members of the Knightspoint Group may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. The members of the Knightspoint Group may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. In connection with these and other plans or proposals that the Knightspoint Group may develop, the members of the Knightspoint Group may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements.

         Except as set forth herein, the Knightspoint Group does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. In addition to the plans or proposals described above to the extent any Other Reporting Person is deemed to be a member of the Knightspoint Group, and except as set forth herein, the Other Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Knightspoint Group and the Other Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 28 of 50

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of the date hereof, the Reporting Persons own an aggregate of 942,119 shares of Common Stock, representing approximately 6.7% of the outstanding shares of Common Stock based upon 13,985,239 shares reported by the Company to be outstanding as of July 31, 2005 in its Quarterly Report on Form 10-Q for the period ended July 31, 2005. As of the date hereof, the Knightspoint Group owns an aggregate of 919,119 shares of Common Stock, representing approximately 6.7% of the outstanding shares of Common Stock. As of the date hereof, the Other Reporting Persons own an aggregate of 23,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         Each Reporting Person disclaims beneficial ownership of, and has excluded from the aggregate number of shares shown as beneficially owned by it, shares of Common Stock deemed to be beneficially owned by the group solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

         As of the date hereof, Knightspoint Partners II, L.P. beneficially owns an aggregate of 200 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Knightspoint Partners II, L.P. has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Knightspoint Partners LLC and Knightspoint Capital Management II LLC may both be deemed to have indirect beneficial ownership of the 200 shares of Common Stock held by Knightspoint Partners II, L.P. Knightspoint Partners LLC and Knightspoint Capital Management II LLC each have sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, Michael Koeneke and David Meyer may both be deemed to have indirect beneficial ownership of the 200 shares of Common Stock held by Knightspoint Partners II, L.P. Messrs. Koeneke and Meyer share voting and dispositive power over the shares of Common Stock held by Knightspoint Partners II, L.P.

         As of the date hereof, Messrs. Koeneke and Meyer separately and individually own an additional 18,200 and 34,000 shares of Common Stock respectively, representing less than 1% of the outstanding shares of Common Stock. Messrs. Koeneke and Meyer have sole voting and dispositive power over the shares of Common Stock held by them personally.

         As of the date hereof, each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC beneficially own 693,034 and 132,007 shares of Common Stock, respectively, constituting approximately 5.0% and 0.9%, respectively, of the outstanding shares of Common Stock. As the investment manager of Starboard Value and Opportunity Master Fund Ltd. and the managing member of Parche, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 693,034 shares and the 132,007 shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC , respectively, representing an aggregate of 825,041 shares, constituting approximately 5.9% of the outstanding shares of

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 29 of 50

Common Stock. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, LLC may be deemed to beneficially own the 693,034 shares and the 132,007 shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, representing an aggregate of 825,041 shares, constituting approximately 5.9% of the outstanding shares of Common Stock. As the managing member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the 693,034 shares and the 132,007 shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, representing an aggregate of 825,041 shares, constituting approximately 5.9% of the outstanding shares of Common Stock. As the managing members of C4S & Co., LLC, each of Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss may be deemed to beneficially own the 693,034 shares and the 132,007 shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, representing an aggregate of 825,041 shares, constituting approximately 5.9% of the outstanding shares of Common Stock. Each of Messrs. Cohen, Solomon, Stark and Strauss share voting and dispositive power with respect to the 693,034 shares and the 132,007 shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Solomon, Stark and Strauss disclaim beneficial ownership of such shares.

         As of the date hereof, Black Sheep Partners, LLC beneficially owns an aggregate of 41,678 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Black Sheep, LLC has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, Brian Black may be deemed to have indirect beneficial ownership of the 41,678 shares of Common Stock held by Black Sheep Partners, LLC. Mr. Black has sole voting and dispositive power over the shares of Common Stock held by Black Sheep Partners, LLC.

         As of the date hereof, H. Michael Hecht beneficially owns an aggregate of 16,000 shares of Common Stock, including currently exercisable options to purchase 15,000 shares of Common Stock, which shares in the aggregate represent less than 1% of the outstanding shares of Common Stock. Mr. Hecht has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

         As of the date hereof, Michael Glazer beneficially owns an aggregate of 7,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock. Mr. Glazer has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

         As of the date hereof, none of Peter M. Weil and Andrea Weiss beneficially own any shares of Common Stock, but each of them has agreed to be a nominee of the Knightspoint Group to stand for election to the board of directors of the Company at its 2006 annual meeting of stockholders, and, therefore, under the rules of the SEC, they may be deemed to be members of a group with the Knightspoint Group.

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 30 of 50

         (c) The following purchases of Common Stock have occurred within the last sixty days by the specified Reporting Person, all of which transactions were effected in open market purchases, except as described in Item 3:


                         KNIGHTSPOINT PARTNERS II, L.P.

               Date                          Number of Shares                Price Per Share ($) (1)
               ----                          ----------------                -----------------------
            12/19/2005                                 100                           8.19
            12/20/2005                                 100                           8.27
---------------
(1) Excludes commissions and other execution-related costs.



                                 MICHAEL KOENEKE

               Date                          Number of Shares                Price Per Share ($) (1)
               ----                          ----------------                -----------------------
            11/17/2005                               5,000                           8.000
            12/13/2005                               3,200                           8.0783
---------------
(1) Excludes commissions and other execution-related costs.

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

               Date                          Number of Shares                Price Per Share ($) (1)
               ----                          ----------------                -----------------------
              11/14/05                               6,346                           7.9750
              11/18/05                               6,300                           8.0000
              11/21/05                              14,700                           7.9992
              11/22/05                              21,000                           8.0738
              11/22/05                               8,400                           8.2000
              11/23/05                              69,300                           8.1628
              11/25/05                              20,160                           8.0800
              11/29/05                              12,684                           8.6698
              11/30/05                               4,200                           8.2158
              12/05/05                               2,248                           7.9996
              12/06/05                              10,803                           8.0401
              12/07/05                              18,931                           8.0238
              12/08/05                              34,041                           8.1137
              12/09/05                              21,000                           8.0537
              12/13/05                              25,200                           8.1980
              12/14/05                              21,420                           8.2300
              12/15/05                              23,467                           8.2424
              12/16/05                              30,660                           8.1058
              12/19/05                                  84                           8.1900
              12/19/05                              15,792                           8.2244
              12/20/05                               6,720                           8.4722
              12/21/05                              10,920                           8.5124
              12/28/05                               8,736                           8.2500
              1/05/06                               27,822                           8.3998
              1/06/06                               22,578                           8.4535


                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 31 of 50



              1/13/06                               12,600                           8.0700
              1/17/06                               21,840                           8.0573
              1/18/06                               17,808                           8.1440
              1/19/06                               21,924                           8.3088
              1/20/06                              139,696                           8.5324
---------------
(1) Excludes commissions and other execution-related costs.

                                   PARCHE, LLC

               Date                          Number of Shares                Price Per Share ($) (1)
               ----                          ----------------                -----------------------
              12/19/05                              73,622                           8.2800
              12/19/05                                  16                           8.1900
              12/19/05                                3008                           8.2244
              12/20/05                               1,280                           8.4722
              12/21/05                               2,080                           8.5124
              12/28/05                               1,664                           8.2500
              1/05/06                                5,299                           8.3998
              1/06/06                                4,301                           8.4535
              1/13/06                                2,400                           8.0700
              1/17/06                                4,160                           8.0573
              1/18/06                                3,392                           8.1440
              1/19/06                                4,176                           8.3088
              1/20/06                               26,609                           8.5324
---------------
(1) Excludes commissions and other execution-related costs.

                                 MICHAEL GLAZER

               Date                          Number of Shares                Price Per Share ($) (1)
               ----                          ----------------                -----------------------
            1/13/2006                                5,000                           8.00
            1/17/2005                                2,000                           8.08
---------------
(1) Excludes commissions and other execution-related costs.


         (d)

         Not applicable.

         (e)

         Not applicable.




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Starboard Value and Opportunity Master Fund Ltd., Parche LLC, Black Sheep Partners, LLC and Knightspoint Partners LLC have an agreement pursuant to which Knightspoint Partners LLC provides advice and services with respect to the

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 32 of 50

parties' investments in the Common Stock of the Company, among other matters. Under such agreement, the parties agree to coordinate the acquisition and disposition of Common Stock of the Company with Knightspoint Partners LLC and to cooperate with respect to proxy votes and related matters (however, each of the parties to the agreement retains the sole discretion over acquisitions and dispositions of, and voting authority over, the shares of Common Stock that it holds). For such services, Knightspoint Partners LLC receives an amount equal to a percentage of the profits realized by such parties on their investment in the Company.

         Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, Black Sheep Partners, LLC and Knightspoint Partners LLC have also agreed that all expenses incurred in connection with the activities of the Knightspoint Group shall be allocated among each of them pro rata in accordance with the number of shares of Common Stock beneficially owned by each.

         None of Michael Glazer, H. Michael Hecht, Michael S. Koeneke, David M. Meyer, Peter M. Weil and Andrea Weiss is party to the agreement described above.

         The Knightspoint Group expects to enter into agreements with Michael Glazer, H. Michael Hecht, Peter M. Weil and Andrea Weiss, as its nominees for the board of directors of the Company, pursuant to which, among other things, the nominees will be indemnified against certain potential liabilities that might arise in connection with their being named as director nominees and related matters.

         Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between any Reporting Person and any other person, with respect to the securities of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Power of Attorney executed by David Meyer, Michael Koeneke, Black Sheep Partners, LLC, Brian Black, Michael Glazer, H. Michael Hecht, Peter M. Weil and Andrea Weiss authorizing Michael Koeneke and David Meyer, or either of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

2. Power of Attorney executed by Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss authorizing Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

3. Joint Filing Agreement, dated January 20, 2006, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 33 of 50

4. Letter from Knightspoint Partners II, L.P. to the Company, dated December 22, 2005, providing notice of director nominations and other business for the 2006 Annual Meeting of stockholders.

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 34 of 50


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2006                      KNIGHTSPOINT PARTNERS II, L.P.

                                             By: Knightspoint Capital Management
                                                 II LLC
                                             Its: General Partner

                                             By: Knightspoint Partners LLC
                                             Its: Member

                                             By: /s/  DAVID MEYER
                                                 Name: David Meyer
                                                 Title: Managing Member

                                             KNIGHTSPOINT CAPITAL MANAGEMENT II
                                             LLC

                                             By: Knightspoint Partners LLC
                                             Its: Member

                                             By: /s/  DAVID MEYER
                                                 Name: David Meyer
                                                 Title: Managing Member

                                             KNIGHTSPOINT PARTNERS LLC
                                             By:
                                                 /s/  DAVID MEYER
                                                 Name: David Meyer
                                                 Title: Managing Member

                                             /s/  DAVID MEYER
                                             David Meyer
                                             Individually and as attorney-in-
                                             fact for each of Michael Koeneke,
                                             Black Sheep Partners, LLC, Brian
                                             Black, H. Michael Hecht, Peter Weil
                                             and Andrea Weiss

                                             STARBOARD VALUE AND OPPORTUNITY
                                             MASTER FUND LTD.
                                             By:
                                                 /s/  JEFFREY M. SOLOMON
                                                 Name: Jeffrey M. Solomon
                                                 Title: Authorized Person

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 35 of 50

                                             PARCHE, LLC.

                                             By: /s/  JEFFREY M. SOLOMON
                                                 Name: Jeffrey M. Solomon
                                                 Title: Authorized Person

                                             ADMIRAL ADVISORS, LLC

                                             By: Ramius Capital Group, LLC
                                             Its: Managing Member

                                             By: C4S & Co., LLC
                                             Its: Managing Member

                                             By: /s/  JEFFREY M. SOLOMON
                                                 Name: Jeffrey M. Solomon
                                                 Title: Managing Member

                                             RAMIUS CAPITAL GROUP, LLC

                                             By: C4S & Co., LLC
                                             Its: Managing Member

                                             By: /s/  JEFFREY M. SOLOMON
                                                 Name: Jeffrey M. Solomon
                                                 Title: Managing Member

                                             C4S & CO., LLC

                                             By: /s/  JEFFREY M. SOLOMON
                                                 Name: Jeffrey M. Solomon
                                                 Title: Managing Member

                                             /s/  JEFFREY M. SOLOMON
                                             Jeffrey M. Solomon
                                             Individually and as
                                             attorney-in-fact for each of Peter
                                             A. Cohen, Morgan B. Stark and
                                            Thomas W. Strauss

The Powers of Attorney authorizing certain persons to sign and file this
Schedule 13D on behalf of certain Reporting Persons are filed as Exhibit 1 and
Exhibit 2 to this Schedule 13D

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 36 of 50



                                   SCHEDULE I
                Starboard Value and Opportunity Master Fund, Ltd.


   Name and Position                  Principal Occupation             Principal Business Address
   -----------------                  --------------------             --------------------------


Mark Mitchell                       Managing Director of Ramius         666 Third Avenue
Director                            Capital Group, LLC                  26th Floor
                                                                        New York, New York 10017
Jeffrey M. Solomon                  Managing Member of C4S & Co.,       666 Third Avenue
Director                            LLC, which is the Managing Member   26th Floor
                                    of Ramius Capital Group, LLC        New York, New York 10017
CFS Company Ltd.                    Nominee Company registered with     c/o Citco Fund Services (Cayman
Director                            Cayman Islands Monetary Authority   Islands) Limited
                                    and is affiliated with              Corporate Center
                                    Administrator of the Fund           West Bay Road
                                                                        Grand Cayman, Cayman Islands
                                                                        British West Indies
CFS Corporation Ltd.                Affiliate of the Administrator of   c/o Citco Fund Services (Cayman
Secretary                           the Fund                            Islands) Limited
                                                                        Corporate Center
                                                                        West Bay Road
                                                                        Grand Cayman, Cayman Islands
                                                                        British West Indies


                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 37 of 50


                                  EXHIBIT INDEX

1. Power of Attorney executed by David Meyer, Michael Koeneke, Black Sheep Partners, LLC, Brian Black, Michael Glazer, H. Michael Hecht, Peter M. Weil and Andrea Weiss authorizing Michael Koeneke and David Meyer, or either of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

2. Power of Attorney executed by Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss authorizing Peter A. Cohen, Jeffrey M. Solomon, Morgan B. Stark and Thomas W. Strauss, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

3. Joint Filing Agreement, dated January 20, 2006, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

4. Letter from Knightspoint Partners II, L.P. to the Company, dated December 22, 2005, providing notice of director nominations and other business for the 2006 Annual Meeting of stockholders.

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 38 of 50


                                    EXHIBIT 1

                                POWER OF ATTORNEY

         The undersigned hereby appoints Michael Koeneke and David Meyer, or either of them, his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's direct or indirect beneficial ownership of, or participation in a group with respect to, shares of common stock of Ashworth, Inc., and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof. The authority of Michael Koeneke and David Meyer, or either of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds unless revoked earlier in writing.

Date: January 20, 2006
                                                /s/ MICHAEL KOENEKE
                                                Michael Koeneke

                                                /s/ DAVID MEYER
                                                David Meyer

                                                BLACK SHEEP PARTNERS, LLC

                                                By:  /s/ BRIAN BLACK
                                                     Name: Brian Black
                                                Title: Managing Member

                                                s/ BRIAN BLACK
                                                Brian Black

                                                /s/ MICHAEL GLAZER
                                                Michael Glazer

                                                /s/ H. MICHAEL HECHT
                                                H. Michael Hecht

                                                /s/ PETER M. WEIL
                                                Peter M. Weil

                                                /s/ ANDREA WEISS
                                                Andrea Weiss

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 39 of 50


                                    EXHIBIT 2

                                POWER OF ATTORNEY

         The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas
W. Strauss and Jeffrey M. Solomon, or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Ramius Capital Group, LLC or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or
Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005
                                                /s/ Peter A. Cohen
                                                Peter A. Cohen

                                                /s/ Jeffrey M. Solomon
                                                Jeffrey M. Solomon

                                                /s/ Morgan B. Stark
                                                Morgan B. Stark

                                                /s/ Thomas W. Strauss
                                                Thomas W. Strauss

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 40 of 50


                                    EXHIBIT 3

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the common stock, par value $0.001 per share, of Ashworth, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

         The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         The undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

         This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

         In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement this 20th day of January, 2006.

Dated: January 20, 2006                      KNIGHTSPOINT PARTNERS II, L.P.

                                             By: Knightspoint Capital Management
                                             II LLC
                                             Its: General Partner

                                             By: Knightspoint Partners LLC
                                             Its: Member

                                             By: /s/  DAVID MEYER
                                                 Name: David Meyer
                                                 Title: Managing Member

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 40 of 50

                                             KNIGHTSPOINT CAPITAL MANAGEMENT II
                                             LLC

                                             By: Knightspoint Partners LLC
                                             Its: Member

                                             By: /s/  DAVID MEYER
                                                 Name: David Meyer
                                                 Title: Managing Member

                                             KNIGHTSPOINT PARTNERS LLC
                                             By:
                                                 /s/  DAVID MEYER
                                                 Name: David Meyer
                                                 Title: Managing Member

                                             /s/  DAVID MEYER
                                             David Meyer

                                             /s/  MICHAEL KOENEKE
                                             Michael Koeneke

                                             STARBOARD VALUE AND OPPORTUNITY
                                             MASTER FUND LTD.
                                             By:
                                                 /s/  JEFFREY M. SOLOMON
                                                 Name: Jeffrey M. Solomon
                                                 Title: Authorized Person

                                             PARCHE, LLC.

                                             By: /s/  JEFFREY M. SOLOMON
                                                 Name: Jeffrey M. Solomon
                                                 Title: Authorized Person

                                  SCHEDULE 13D
CUSIP No. 04516H101                                                Page 41 of 50

                                             ADMIRAL ADVISORS, LLC

                                             By: Ramius Capital Group, LLC
                                             Its: Managing Member

                                             By: C4S & Co., LLC
                                             Its: Managing Member

                                             By: /s/  JEFFREY M. SOLOMON
                                                 Name: Jeffrey M. Solomon
                                                 Title: Managing Member

                                             RAMIUS CAPITAL GROUP, LLC

                                             By: C4S & Co., LLC
                                             Its: Managing Member

                                             By: /s/  JEFFREY M. SOLOMON
                                                 Name: Jeffrey M. Solomon
                                                 Title: Managing Member

                                             C4S & CO., LLC

                                             By: /s/  JEFFREY M. SOLOMON
                                                 Name: Jeffrey M. Solomon
                                                 Title: Managing Member

                                             /s/  JEFFREY M. SOLOMON
                                             Jeffrey M. Solomon
                                             Individually and as
                                             attorney-in-fact for each of
                                             Peter A. Cohen, Morgan B. Stark and
                                             Thomas W. Strauss

                                             BLACK SHEEP PARTNERS, LLC

                                             By:
                                                 /s/  BRIAN BLACK
                                                 Name: Brian Black
                                                 Title: Managing Member

                                             /s/  BRIAN BLACK
                                             Brian Black

                                             /s/ MICHAEL GLAZER
                                             Michael Glazer

                                             /s/ H. MICHAEL HECHT
                                             H. Michael Hecht

                                             /s/ PETER M. WEIL
                                             Peter M. Weil

                                             /s/ ANDREA WEISS
                                             Andrea Weiss

                                    EXHIBIT 4

                         KNIGHTSPOINT PARTNERS II, L.P.
                          787 SEVENTH AVENUE, 9TH FLOOR
                            NEW YORK, NEW YORK 10019



                                                       December 22, 2005


Ashworth, Inc.
2765 Loker Avenue West
Carlsbad, California  92008
Attention:  Halina Balys, Secretary


Re: Notice of Director Nominations and Other Business for the 2006 Annual Meeting of Stockholders


Dear Ms. Balys:

Knightspoint Partners II, L.P. ("Knightspoint") is a holder of record of 100 shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Ashworth, Inc., a Delaware corporation (the "Company"). In accordance with the relevant provisions of the Amended and Restated Bylaws of the Company (the "Bylaws"), Knightspoint, as record and beneficial holder of the Shares, does hereby provide notice to the Company of the following proposals and other information as required by the Bylaws.

Sections 7(a) and 7(b) of Article II of the Bylaws provide that for business to be properly brought before any meeting of the stockholders by a stockholder, or for any stockholder to make a nomination for the election of directors, written notice of such stockholder's intent must be received by the Secretary of the Company not less than ninety (90) days nor more than one hundred twenty (120) days in advance of such meeting; if less than ninety-five days' notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the stockholder, to be timely, must be so delivered or received not later than the close of business on the seventh day following the earlier of the date of the first public announcement of the date of such meeting and the date on which such notice of the scheduled meeting was mailed.

In fulfillment of the requirements of Sections 7(a) and 7(b) of Article II of the Bylaws, this notice has been given more than ninety (90) days and not more than one hundred twenty (120) days in advance of the first anniversary of the previous annual meeting of the Company's stockholders held on March 23, 2005, which for purposes of this notice is the anticipated date of the 2006 annual meeting of the Company's stockholders. If the Company announces a different annual meeting date, Knightspoint reserves its right to provide an additional notice no later than the close of business of the seventh day following the earlier of the date of the first public announcement of the date of such meeting and the date on which such notice of the scheduled meeting was mailed, as provided in the Bylaws.

You are hereby notified, in fulfillment of the requirements of Section 7(a) of
Article II of the Bylaws, of the following proposals to be presented by Knightspoint to the shareholders of the Company at the 2006 annual meeting of the Company's stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "2006 annual meeting"):

1. Proposal to set the size of the Board at nine directors. The purpose of this proposal is to increase the representation of the stockholders of the Company on the Board of Directors.

2. Proposal to amend and restate Section 2 of Article III of the Bylaws as follows:

                  "Section 2. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a vote of the holders of a majority of the stock having voting power present at a meeting in person or represented by proxy or by a majority of the directors, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that any vacancies or newly created directorships that are the result of a stockholder vote may be filled only by the holders of a majority of the stock having voting power present at a meeting in person or represented by proxy. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office. This
                  Section 2 of Article II may be amended only by action of the stockholders."

                  The purpose of this proposal is to permit stockholders of the Company to fill vacancies on the Board of Directors and newly created directorships.

3. Proposal to amend and restate Section 5 of Article II of the Bylaws as follows:

                  Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning 15% or more in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. If a special meeting is called, the person calling the meeting shall submit the request, specifying the time of such meeting and the general nature of the business proposed to be transacted, such request to be delivered personally, or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board, the President or the Secretary of the Corporation. No business may be transacted at such special meeting other than such business specified in the request. The officer receiving the request shall cause notice to be given to the stockholders entitled to vote at such meeting, in accordance with the provisions of Section 6 of this Article II, that a special meeting will be held at the time requested by such person(s) calling the meeting, provided that such meeting is not less than ten (10) or more than sixty (60) days after receipt of the request. This Section 5 of Article II may be amended only by action of the stockholders.

                  The purpose of this proposal is to promote stockholder democracy and to permit more stockholders to call special meetings.

4. Proposal to repeal any new bylaws or amendments to existing Bylaws adopted by the Board of Directors on or since December 15, 2005 or adopted prior thereto but not publicly disclosed prior to December 15, 2005. The purpose of this proposal is to restrain the Board from adopting new bylaws or amending existing Bylaws to prevent the stockholders from accomplishing the objectives described in this notice and the Schedule 14A to be filed by Knightspoint with the SEC.

                  Knightspoint's interest in the above described proposed business is to prevent the entrenchment of the Board, frustration of the stockholder franchise and, ultimately, destruction of stockholder value.

Furthermore, in fulfillment of the requirements of Article II, Section 7(b) of the Bylaws, Knightspoint hereby notifies the Company that it is nominating the following persons for election as directors at the 2006 annual meeting of stockholders of the Company to replace directors whose terms are then ending and to fill the newly created directorships:

        o        Michael Glazer,
        o        Michael Hecht,
        o        Michael S. Koeneke,
        o        David M. Meyer,
        o        Peter M. Weil and
        o        Andrea Weiss.

Information for each nominee proposed for election to the Board of Directors is included on Attachment A to this letter. Knightspoint represents that it intends to appear in person or by proxy at the 2006 annual meeting and nominate the above nominees. Mr. Meyer and Mr. Koeneke are Managing Members of Knightspoint Partners LLC, which is an affiliate of Knightspoint. To the extent that the Company might propose to increase the size of the Board and/or the number of directors, Knightspoint reserves the rights to nominate additional nominees for election to the Board at the 2006 annual meeting. Any additional nominations made pursuant to the preceding sentence would be without prejudice to the issue of whether such attempt by the Company to increase the size of the Board of Directors was valid under the circumstances.

In fulfillment of the requirements of Section 7(a) of Article II of the Bylaws, Knightspoint hereby provides the following information:

Knightspoint is a holder of record of the Shares. Knightspoint is a beneficial holder of 200 shares of Common Stock. The general partner of Knightspoint Partners II, L.P. is Knightspoint Capital Management II LLC, a Delaware limited liability company formed to be the general partner of Knightspoint Partners II, L.P. The sole Member of Knightspoint Capital Management II LLC is Knightspoint Partners LLC, a Delaware limited liability company that is engaged in the business of investing in various companies. Each of Michael Koeneke and David Meyer is a Managing Member of Knightspoint Partners LLC.

The address of Knightspoint is Knightspoint Partners II, L.P., 787 Seventh Avenue, 9th Floor New York, New York 10019.

Knightspoint believes that the following stockholders of the Company support the above proposals:

         Starboard Value and Opportunity Master Fund Ltd., an exempted company organized under the laws of the Cayman Islands ("Starboard"), is the beneficial owner of 409,110 shares of Common Stock, as of December 20, 2005, held of record by Cede & Co., as nominee of The Depository Trust Company. The address of Starboard is Starboard Value and Opportunity Master Fund Ltd., c/o Admiral Advisors, LLC, 666 Third Avenue, 26th Floor, New York, NY 10017-3066.

         Parche, LLC, a Delaware limited liability company ("Parche"), is the beneficial owner of 77,926 shares of Common Stock, as of December 20, 2005, held of record by Cede & Co., as nominee of The Depository Trust Company. The address of Parche is Parche, LLC, c/o Admiral Advisors, LLC, 666 Third Avenue, 26th Floor, New York, NY 10017-3066.

         Black Sheep Partners, LLC is the beneficial owner of 41,678 shares of Common Stock, as of December 20, 2005, held of record by Cede & Co., as nominee of The Depository Trust Company. The address of Black Sheep Partners LLC is Black Sheep Partners, LLC, 900 North Michigan Avenue, Suite 1900, Chicago, Illinois 60611.

         Michael Hecht is the beneficial owner of 16,000 shares of Common Stock (which includes options to purchase 15,000 shares). The stockholder of record of these shares is the Hecht Family Trust-Survivors Trust, with Mr. Hecht as sole trustee. Mr. Hecht's address is Michael Hecht, 248 South San Rafael Avenue, Pasadena, California 91105.

         David Meyer is the beneficial owner of 34,000 shares of Common Stock held of record by Cede & Co., as nominee of The Depository Trust Company. Mr. Meyer's address is David Meyer, c/o Knightspoint Partners LLC, 787 Seventh Avenue, 9th Floor, New York, New York 10019.

         Michael Koeneke is the beneficial owner of 18,200 shares of Common Stock held of record by Cede & Co., as nominee of The Depository Trust Company. Mr. Koeneke's address is Michael Koeneke, c/o Knightspoint Partners LLC, 787 Seventh Avenue, 9th Floor, New York, New York 10019.

         The address of Cede & Co. is Cede & Co., c/o The Depository Trust Company, 55 Water Street, New York, New York, 10041.

Knightspoint, Starboard, Black Sheep Partners LLC and Parche LLC have an agreement pursuant to which Knightspoint provides advice and services with respect to the parties' investments in the Common Stock of the Company, among other matters. Under such agreement, the parties agree to coordinate the acquisition and disposition of Common Stock of the Company with Knightspoint and to cooperate with respect to proxy votes and related matters (however, each of the parties to the agreement retains the sole discretion over acquisitions and dispositions of, and voting authority over, the shares of Common Stock that it holds). For such services, Knightspoint receives an amount equal to a percentage of the profits realized by such parties on their investment in the Company. The parties have also agreed to share expenses incurred by the group.

There currently is no written agreement between Knightspoint, Starboard Value and Opportunity Master Fund Ltd., Black Sheep Partners, LLC and Parche LLC and the nominees with respect to the nominations. Knightspoint, Starboard Value and Opportunity Master Fund Ltd., Black Sheep Partners, LLC and Parche LLC expect to enter into agreements with the nominees pursuant to which, among other things, the nominees will be indemnified against certain potential liabilities that might arise in connection with their being named as director nominees and related matters.

This notice fully complies with the applicable provisions of the Bylaws. Any claim that this notice is in any way defective or deficient, and all further correspondence on this matter, should be addressed to David Meyer, Knightspoint Partners LLC, 787 Seventh Avenue, 9th Floor, Tel: (212) 786-6020, Fax: (212) 786-6040 with a copy to Stanley H. Meadows, P.C., McDermott Will & Emery LLP, 227 West Monroe Street, Suite 4700, Chicago, Illinois 60606, Tel: (312) 984-7570, Fax: (312) 984-7700, so that there is adequate opportunity to address such claim in a timely fashion.

                                      KNIGHTSPOINT PARTNERS II, L.P.

                                      By:  Knightspoint Capital Management II
                                           LLC, its general partner

                                      By:  Knightspoint Partners LLC, its member

                                      By: /s/ David Meyer
                                      Name:  David Meyer
                                      Title:   Managing Member

                                  ATTACHMENT A

NOMINEES:

Michael Glazer

Mr. Glazer has been President of Team Neu since August 2005. He was President and Chief Executive Officer of KB Toys from May 1996 until August 2005. From November 2003 until August 2005, KB Toys operated under the protection of Chapter 11 of the U.S. Bankruptcy Code. He is also a Director of Stage Stores, Inc. Mr. Glazer serves on the Compensation Committee of Stage Stores, Inc. Mr. Glazer is 57 years old.

Michael Hecht

Mr. Hecht has been an advisor to businesses on product, marketing, distribution and sourcing strategies since 1999. From 1996 to 1999, he was President of Dickson Trading North America, an investment company. From 1994 to 1996, he was President and CEO of Builders Emporium. From 1991 to 1994, he was President of Carter Hawley Hale Stores, Inc., a department store company, and President and CEO of Broadway Department stores from 1984 to 1991. He currently serves as an advisor to the Board of Directors of Monrovia Nurseries and previously served on the Board of Directors of Carter Hawley Hale Stores, Inc., House of Fabrics, Edison Brothers Stores, Inc. and Applause, Inc. Mr. Hecht served as a director of the Company from 1999 to June 2005. Mr. Hecht is 66 years old.

Mr. Hecht beneficially owns 16,000 shares of common stock (which includes options to purchase 15,000 shares).

Michael S. Koeneke

Mr. Koeneke is a Managing Member of Knightspoint Partners LLC, a firm which he co-founded in March 2003, that is engaged in the business of acquiring, holding or disposing of investments in various companies. From 1997 through 2002, Mr. Koeneke was the co-head and then the Chairman of Global Mergers and Acquisitions at Merrill Lynch & Co., Inc. Mr. Koeneke is a director of CPI Corp. and serves on its Audit and Compensation Committees. Mr. Koeneke is 58 years old.

Mr. Koeneke beneficially owns 18,200 shares of common stock of the Company, not including the shares of Common Stock owned by Knightspoint.

David M. Meyer

Mr. Meyer has served as a Managing Member of Knightspoint Partners LLC, a firm which he co-founded, since March 2003. Mr. Meyer has served as Chairman of the Board of Directors of CPI Corp. since April 2004. From October 2004 to August 2005, Mr. Meyer served as a member of the interim Office of the Chief Executive of CPI Corp. From the Fall of 1995 through June 2002, Mr. Meyer served in various capacities in the investment banking department of Credit Suisse First Boston, most recently serving as a director in the Mergers and Acquisitions and Global Industrial and Services Groups in the firm's London office. Mr. Meyer is 37 years old.

Mr. Meyer beneficially owns 34,000 shares of Common Stock of the Company, not including the shares of Common Stock owned by Knightspoint.

Peter M. Weil

Mr. Weil has served as Partner of Lighthouse Retail Group LLC since 2004. From 2002 to 2004, Mr. Weil served as Senior Vice President of Retail Forward. From 1999 to 2002, Mr. Weil served as Director, East Business Unit, Management Consulting Services of PriceWaterhouseCoopers. Mr. Weil is 54 years old.

Andrea Weiss

Ms. Weiss has been the President and CEO of Retail Consulting, LLC, a retail consulting firm, since October 2002. She was President of dELiA*s Corp., a multichannel retailer to teenage girls and young women, from May 2001 to October 2002, and Executive Vice President and Chief Store Officer of The Limited, Inc. and Intimate Brands, Inc., units of Limited Brands, Inc., a women's retailer, from May 1998 to February 2001. She is also a Director of CBRL Group, Inc., of which she is a member of the compensation committee, and eDiets.com, Inc. Ms. Weiss is 50 years old.